Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a press release issued by Biogen on August 7, 2003 that discusses the proposed merger.

IDEC PHARMACEUTICALS AND BIOGEN ANNOUNCE U.S. FEDERAL TRADE
COMMISSION CLEARANCE OF MERGER

SAN DIEGO, CA and CAMBRIDGE, MA, August 7, 2003 – IDEC Pharmaceuticals Corporation (NASDAQ: IDPH) and Biogen, Inc. (NASDAQ: BGEN) today announced that the Federal Trade Commission has completed its review of their proposed merger and granted early termination of the waiting period under the Hart-Scott-Rodino Act.

The transaction remains subject to various closing conditions, including the approval of stockholders of IDEC Pharmaceuticals and Biogen and other regulatory approvals and filings. The proposed merger was announced on June 23, 2003. The combined company will be called BIOGEN IDEC INC.

About IDEC Pharmaceuticals
IDEC is a leader in the discovery, development, and commercialization of targeted immunotherapies for the treatment of cancer and autoimmune diseases. IDEC discovered and developed the first commercially available radioimmunotherapy product (Zevalin) approved in the United States, which is used to treat certain non-Hodgkin’s lymphomas. IDEC also discovered and, with co-promotion partner Genentech, Inc., developed the first monoclonal antibody product (Rituxan) approved in the United States for the treatment of cancer. Rituxan is approved in over 70 countries worldwide and is also used to treat various types of non-Hodgkin’s lymphomas. IDEC is a San Diego-based, integrated biopharmaceutical company with multiple products in clinical stage development and strategic alliances in a variety of research platforms.

About Biogen
Biogen is the world’s oldest independent biotechnology company and a leader in biologics research, development and manufacturing. A pioneer in leading edge research in immunology, neurobiology and oncology, Biogen brings novel therapies to improve patients’ lives around the world through its global marketing capabilities.

Additional Information and Where to Find It
On July 16, 2003, IDEC Pharmaceuticals Corporation filed a registration statement with the SEC on Form S-4 that includes a preliminary joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant materials regarding the proposed merger transaction. Stockholders of Biogen and IDEC are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on July 16, 2003, the definitive joint proxy statement/prospectus when it become available and any other relevant materials filed by Biogen or IDEC with the SEC when they become available, because they contain, or will contain, important information about IDEC, Biogen and the proposed transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Biogen and IDEC seeking their approval of the proposed transaction. Stockholders may obtain a free copy of these materials and other documents filed by Biogen or IDEC with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121 when it becomes available. In addition, stockholders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and stockholders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Stockholders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials relating to the proposed transaction when they become available before voting or making any investment decision with respect to the proposed transaction.

Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the executive officers and directors of Biogen and their ownership of Biogen common stock is set forth in the proxy statement for Biogen’s 2003 annual meeting of stockholders, which was filed with the SEC on April 17, 2003. Information about the executive officers and directors of IDEC and their ownership of IDEC common stock is set forth in the proxy statement for IDEC’s 2003 annual meeting of stockholders, which was filed with the SEC on April 11, 2003. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction may be obtained by reading the preliminary joint proxy statement/prospectus of IDEC and Biogen filed with the SEC on July 16, 2003 and the definitive joint proxy statement/prospectus when it becomes available.

Contacts:

IDEC Vince Reardon Director, Corporate Communications 858-431-8656

Biogen Media Contact: Amy Brockelman Manager, Public Affairs 617-914-6524	Investment Community Contact Elizabeth Woo Senior Director, Investor Relations 617-679-2812

Kekst and Company Fred Spar Partner 212-521-4813